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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

  Information to be Included in Statements Filed Pursuant to Rule 13d 1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                CoolSavings, Inc.
                                (Name of Issuer)

                         Common Stock, without par value
                         (Title of Class of Securities)

                                   216485 10 2
                                 (CUSIP Number)

                               Rachel Friedenberg
                        Jaffe, Raitt, Heuer & Weiss, P.C.
                         One Woodward Avenue, Suite 2400
                                Detroit, MI 48226
                                 (313) 961-8380
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 31, 2002
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     Lend Lease International Pty. Limited, Steven M. Golden, Steven M. Golden
Revocable Living Trust dated 3/3/98, Steven M. Golden as Trustee, Steven M. Golden L.L.C., Matthew Moog, Moog Investment Partners LP, Robert J. Kamerschen, Hugh R. Lamle, HLBL Family Partners LP, Hugh and Betsy Lamle Foundation, Richard Rogel Limited Partnership, Richard H. Rogel Revocable Living Trust dated 3/21/90, and Richard Rogel - Charitable Remainder Trust (collectively, the "Reporting Persons") and Landmark Communications, Inc., a Virginia corporation, and Landmark Ventures VII, LLC, a Delaware limited liability company (together "Landmark"), are parties to a Voting Agreement (the "Voting Agreement") dated July 30, 2001 by and among the previously mentioned parties, pursuant to which each such party has agreed to vote all of the shares of common stock of CoolSavings, Inc. (f/k/a coolsavings.com inc.) held by such party in accordance with the terms of the Voting Agreement.

     This Schedule 13D/A amends the Schedule 13D filed by the Reporting Parties on August 9, 2001.

     The Voting Agreement has expired on its terms and as such any group that was formed thereunder is now dissolved. Each of the Reporting Persons and Landmark that has a reporting obligation under Regulation 13D-G of the Act will hereinafter report his or its, as the case may be, beneficial ownership of Common Stock separately on an individual basis.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, we certify that information set forth in this statement is true, complete and correct.

Dated: February 11, 2002


                                       LEND LEASE INTERNATIONAL PTY. LIMITED


                                       By: /s/ Ken James
                                           -------------------------------------
                                           Name: Ken James
                                           Title: Company Secretary


                                       STEVEN M. GOLDEN

                                       /s/ Steven M. Golden
                                       -----------------------------------------


                                       STEVEN M. GOLDEN L.L.C.

                                       By: /s/ Steven M. Golden
                                           -------------------------------------
                                           Name: Steven M. Golden
                                           Title: Member


                                       STEVEN M. GOLDEN REVOCABLE LIVING TRUST
                                       DATED 3/3/98

                                       By: /s/ Steven M. Golden
                                           -------------------------------------
                                           Name: Steven M. Golden
                                           Title: Trustee


                                       MATTHEW MOOG

                                       /s/ Matthew Moog
                                       -----------------------------------------


                                       MOOG INVESTMENT PARTNERS LP

                                       By: /s/ Matthew Moog
                                           -------------------------------------
                                           Name: Matthew Moog
                                           Title: General Partner

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                                       ROBERT J. KAMERSCHEN

                                       /s/ Robert J. Kamerschen
                                       -----------------------------------------


                                       HUGH R. LAMLE

                                       /s/ Hugh R. Lamle
                                       -----------------------------------------


                                       HLBL FAMILY PARTNERS LP

                                       By: /s/ Hugh R. Lamle
                                           -------------------------------------
                                           Name: Hugh R. Lamle
                                           Title: Managing General Partner


                                       HUGH AND BETSY LAMLE FOUNDATION

                                       By: /s/ Hugh R. Lamle
                                           -------------------------------------
                                           Name: Hugh R. Lamle
                                           Title: President


                                       RICHARD ROGEL LIMITED PARTNERSHIP

                                       By: /s/ Richard Rogel
                                           -------------------------------------
                                           Name:  Richard Rogel
                                           Title:  Member, PPOM, GP Inc.
                                                   General Partner


                                       RICHARD H. ROGEL REVOCABLE LIVING TRUST
                                       DATED 3/21/90

                                       By: /s/ Richard Rogel
                                           -------------------------------------
                                           Name:  Richard Rogel
                                           Title:  Trustee


                                       RICHARD ROGEL - CHARITABLE REMAINDER
                                       TRUST

                                       By: /s/ Richard Rogel
                                           -------------------------------------
                                           Name:  Richard Rogel
                                           Title:  Trustee